UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 7, 2021, Globus Maritime Limited (the “Company,” “Globus,” “we” or “our”) entered into a term loan facility with CIT Bank, N.A., relating to the refinancing of our ships, the River Globe, Sky Globe, Star Globe, Moon Globe, Sun Globe, and Galaxy Globe.

The loan agreement was for the lesser of $34,250,000 and 52.5% of the aggregate market value of our ships. We drew an aggregate of $34,250,000 at closing and used a significant portion of the proceeds to fully repay the amounts outstanding under our loan agreement with EnTrust. We also entered into a swap agreement with respect to LIBOR. We paid CIT Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

The CIT Loan consists of six tranches, which shall be repaid in 20 consecutive quarterly instalments with each instalment in an aggregate amount of $1,250,000 as well as a balloon payment in an aggregate amount of $9,250,000 due together with the 20th and final instalment due in August 2026

The CIT Loan bears interest at LIBOR plus 3.75% (or 5.75% default interest). Following any permanent or indefinite cessation of any tenor for LIBOR used for purposes of the CIT Loan (or earlier based on market conditions as notified by CIT Bank), LIBOR shall be replaced with SOFR as the benchmark rate, subject to certain exceptions.

The CIT Loan may be prepaid. If the prepayment occurs on or before May 10, 2022, the prepayment fee is 2% of the amount prepaid, subject to certain exceptions. If the prepayment occurs on or before May 10, 2023 but after May 10, 2022, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. We cannot reborrow any amount of the CIT Loan that is prepaid or repaid.

The CIT Loan is secured by:

• First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe.

• Guarantee from Globus Maritime Limited and joint liability of the six vessel owning companies (each of which is a borrower under the CIT Loan).

• Shares pledges respecting each borrower.

• Pledges of bank accounts, a pledge of each borrower’s rights under any interest rate hedging agreement in respect of the CIT Loan, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of CIT, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan contains various covenants requiring the vessels owning companies and/or Globus to, among other things, ensure that:

-	The borrowers, being six of Globus Maritime’s shipowning subsidiaries (which own m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe), must maintain a minimum liquidity at all times of not less than $500,000 for each mortgaged ship.

-	For the first 18 months of the utilization of the loan, a minimum loan to value ratio of 75% and thereafter 70%.

-	Each borrower must maintain in its earnings account $150,000 in respect of each ship then subject to a mortgage.

-	Globus Maritime Limited must maintain cash in an amount of not less than $150,000 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan.

-	Globus Maritime Limited must have a maximum leverage ratio of 0.75:1.00.

-	If Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remain of the CIT Loan ratio shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200,000 is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited, who is required to set aside quarterly payments that aggregate to $900,000.

No borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness.”

“Permitted Financial Indebtedness” means:

(a)       any financial indebtedness incurred under the finance documents;

(b)       the indebtedness under the EnTrust loan, which has been repaid;

(c)       any financial indebtedness (including permitted inter-company loans) that is subordinated to all financial indebtedness incurred under the finance documents pursuant to a subordination agreement or, in the case of any permitted inter-company loans pursuant to the CIT Loan agreement or otherwise and which is, in the case of any such financial indebtedness of a borrower (other than financial indebtedness arising out of any permitted inter-company loan), the subject of subordinated debt security; and

(d)       in relation to a ship, any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing that ship, which, (i) until 90 days from May 10, 2021 does not exceed $500,000 (or the equivalent in any other currency) in aggregate in respect of that ship and remains unpaid; and (b) on and from the date falling after 90 days from May 10, 2021 is (x) up to $50,000 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 90 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding; and (y) is more than $50,000 and does not exceed $500,000 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 30 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding.

Globus Maritime Limited is prohibited from making dividends (other than up to $500,000 annually on or in respect of its preferred share) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan, the net loan to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan in an equal amount of the dividend.

The CIT Loan also prohibits certain changes of control, including, among other things, the delisting of Globus from the Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus Maritime Limited with which the directors are obliged to comply, other than those persons disclosed to CIT Bank on or around the date of the CIT Loan and their affiliates and immediate family members.

EXHIBIT INDEX

99.1 99.2	Globus Maritime limited ANNOUNCES CLOSING OF $34.25 MILLION Loan GLOBUS MARITIME LIMITED CIT BANK N.A. TERM LOAN FACILITY

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-240265), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE ON AUGUST 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, CEO & CFO